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SEC FILE NUMBER
8-53738

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: EquiLend LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York, (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Nigrelli (212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/24/2017

Chief Financial Officer
Title

New York County
New York State
02OT6213926 Exp. 11/23/2017

2/24/2017 Notary Public Krista Otis

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2016

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

We have audited the accompanying statement of financial condition of EquiLend LLC (a Delaware limited liability company) (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 24, 2017

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
As of December 31, 2016

Assets		
Investments, at fair value	$	4,509,669
Cash		4,403,148
Accounts receivable		1,799,215
Due from affiliates		135,821
Total assets	$	10,847,853
Liabilities		
Deferred revenue and other liabilities	$	2,918,174
Due to affiliates		1,209,138
Total liabilities		4,127,312
Member's equity		
Accumulated profits		5,520,541
Member's contributions		1,200,000
Total member's equity		6,720,541
Total liabilities and member's equity	$	10,847,853

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Operations
Year ended December 31, 2016

Revenues	
Participation Fees	$ 22,785,347
Brokerage fees from affiliates	4,124,606
Investment gain and other, net	211,598
Total revenues	27,121,551
Expenses	
Employee compensation and benefits	10,988,176
Technology and communications	4,670,364
Service fee	3,422,792
Cost plus expense	1,370,146
Professional services	1,062,015
Office general and administrative	980,328
Occupancy	969,624
Total expenses	23,463,445
Profit before tax	3,658,106
Tax Expense	122,449
Net Income	$ 3,535,657

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2016

	Member's contributions	Accumulated Profit	Total
Member's equity at December 31, 2015	$ 1,200,000	$ 3,984,884	$ 5,184,884
Distributions	-	(2,000,000)	(2,000,000)
Net income	-	3,535,657	3,535,657
Member's equity at December 31, 2016	$ 1,200,000	$ 5,520,541	$ 6,720,541

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Cash Flows
Year ended December 31, 2016

Cash flows from operating activities		
Net Income	$	3,535,657
Adjustment to reconcile net income in member's equity		
Change in investments		
Purchase of securities		(2,420,176)
Procedes from sale of securities		1,928,580
Net change in unrealized appreciation in investments		(282,116)
Net realized loss on investments sold		242,402
Increase and decrease in operating assets and liabilities		
Decrease in accounts receivable		864,330
Increase in deferred revenue and other liabilities		516,197
Decrease in due from affiliates		141,566
Decrease in other assets		84,143
Net cash provided by operating activities		4,610,583
Cash flows from financing activities		
Capital distributions		(2,000,000)
Cash used in financing activities		(2,000,000)
Net increase in cash		2,610,583
Cash at beginning of year		1,792,565
Cash at end of year	$	4,403,148

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of FINRA. In 2015, the Company became registered to conduct business in Australia and is now a member of the Australian Securities & Investments Commission ("ASIC").

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Asia Limited, DataLend LLC, and EquiLend Clearing LLC (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncement

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), to clarify the principles for recognizing revenue. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for fiscal years and interim reporting periods with those years beginning after December 15, 2018. Early adoption is not permitted. Based on initial assessments the Company expects that the impact of the adoption of this guidance will be material to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2016, the cash balance held at the financial institution exceeded the federally insured amount by $4,153,148.

Investments

Investments include investments in publicly traded mutual funds. All investments are carried at fair value which is determined by quoted prices at the measurement date. Investment transactions are recorded on a trade-date basis with unrealized gains and losses reflected in investment gain and other in the statement of operations.

Revenue Recognition

The Company earns participation fees from facilitating securities lending and borrowing transactions on the Platform. Participation fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the Affiliates. Participation fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from EquiLend Europe Limited and EquiLend Canada Corp. for the facilitation of securities lending and borrowing transactions executed by the users of these affiliates. Such brokerage fees are earned in the month for which services are performed for these affiliates.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from participation fees in the U.S. and abroad. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. Accordingly, the taxable income or loss of the Company is included in the unincorporated business tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. The Company computes its income tax provision on a separate entity basis. Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized in future years. For the year ended December 31, 2016, the Company recorded $109,822 of UBT tax expense and a corresponding intercompany payable to the Parent.

The Company had previously adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2015, the Company eliminated the reserve for uncertain tax positions. With limited exceptions, the statute of limitations is closed for tax year prior to 2013. The Company does not believe that it is reasonably possible that the total amount of

unrecognized tax benefits will change significantly in the next twelve months after December 31, 2016. The Company has not recognized penalties and interest related to the unrecognized tax benefits.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to ASC 820 Fair Value Measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $4,227,458, which was $3,952,495 in excess of its required net capital of $274,963. The ratio of aggregate indebtedness to net capital was 0.98 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. RELATED PARTIES

Of the revenue earned from participation fees, $9,259,736 has been earned from members or affiliates of members of the Parent. Accounts receivable included $744,357 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation

of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. These revenues, presented as brokerage fees on the statement of operations, total $4,124,606 for the year ended December 31, 2016. Also under the Agreement, the Company acts as a billing agent for participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2016, the Company owed these affiliates $1,032,882.

EquiLend Asia Limited services clients in the Asia region on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement by which the Company will pay EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup. For the year ended December 31, 2016, $1,370,146 of expenses resulting from this arrangement, presented as cost plus expense on the statement of operations, were incurred. As of December 31, 2016, the Company owed $172,457 to EquiLend Asia Limited.

Investments consist of $4,509,670 invested in mutual funds through an investment account with an affiliate of a member of the Parent. Cash consists of $4,403,148 in multiple bank accounts with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of all operating costs to the Company. Such expenses totaled $18,670,507 for the year ended December 31, 2016. Included within these expenses is $41,667 related to a variable compensation plan operated by the Parent, which involves certain employees of the Company. The Parent also allocated service fees of $3,422,792 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2016, the Parent owed the Company $135,821, which is included in the due from affiliates balance on the Statement of Financial Condition.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2016.

	Financial Assets at Fair Value			
Description	**Level 1**	**Level 2**	**Level 3**	**December 31, 2016**
Mutual Funds	$ 4,509,669	-	-	$ 4,509,669
Total	$ 4,509,669	-	-	$ 4,509,669

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date that the financial statements were issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Schedule I and Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Computation of net capital		
Total member's equity	$	6,720,541
Deductions and/or charges		
Nonallowable assets		
Accounts receivable		1,799,215
Due from affiliates		135,821
Total nonallowable assets		1,935,036
Tentative net capital		4,785,505
Haircuts on securities - mutual funds		560,922
Net capital	$	4,224,583
Aggregate indebtedness		
Items included in the statement of financial condition		
Deferred revenue and other liabilities		2,918,174
Due to affiliates		1,209,138
Total aggregate indebtedness	$	4,127,312
Computation of basic net capital requirement		
Minimum net capital required - the greater of $5,000 or 6-2/3% of aggregate indebtedness	$	275,154
Excess net capital	$	3,949,429
Ratio of aggregate indebtedness to net capital		0.98

There are no material differences between the above capital computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Focus filing.

EQUILEND LLC

(A wholly owned subsidiary of EquiLend Holdings LLC)
Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2016

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

We have audited the accompanying statement of financial condition of EquiLend LLC (a Delaware limited liability company) (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 24, 2017

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2016

Assets		
Investments, at fair value	$	4,509,669
Cash		4,403,148
Accounts receivable		1,799,215
Due from affiliates		135,821
Total assets	$	10,847,853
Liabilities		
Deferred revenue and other liabilities	$	2,918,174
Due to affiliates		1,209,138
Total liabilities		4,127,312
Member's equity		
Accumulated profits		5,520,541
Member's contributions		1,200,000
Total member's equity		6,720,541
Total liabilities and member's equity	$	10,847,853

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of FINRA. In 2015, the Company became registered to conduct business in Australia and is now a member of the Australian Securities & Investments Commission ("ASIC").

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Asia Limited, DataLend LLC, and EquiLend Clearing LLC (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2016, the cash balance held at the financial institution exceeded the federally insured amount by $4,153,148.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from participation fees in the U.S. and abroad. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Investments

Investments include investments in publicly traded mutual funds. All investments are carried at fair value which is determined by quoted prices at the measurement date. Investment transactions are recorded on a trade-date basis with unrealized gains and losses reflected in net income.

Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. Accordingly, the taxable income or loss of the Company is included in the unincorporated business tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. The Company computes its income tax provision on a separate entity basis. Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized in future years.

The Company had previously adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2015, the Company eliminated the reserve for uncertain tax positions. With limited exceptions, the statute of limitations is closed for tax year prior to 2013. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will change significantly in the next twelve months after December 31, 2016. The Company has not recognized penalties and interest related to the unrecognized tax benefits.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to ASC 820 Fair Value Measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $4,227,458, which was $3,952,495 in excess of its required net capital of $274,963. The ratio of aggregate indebtedness to net capital was 0.98 to 1

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. RELATED PARTIES

Accounts receivable included $744,357 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. Also under the Agreement, the Company acts as a billing agent for participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2016, the Company owed these affiliates $1,032,882.

EquiLend Asia Limited services clients in the Asia region on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement by which the Company will pay EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup. As of December 31, 2016, the Company owed $172,457 to EquiLend Asia Limited.

Investments consist of $4,509,670 invested in mutual funds through an investment account with an affiliate of a member of the Parent. Cash consists of $4,403,148 in multiple bank accounts with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. The Parent also allocates certain expenses to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2016, the Parent owed the Company $135,821, which is included in the due from affiliates balance on the Statement of Financial Condition.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2016.

	Financial Assets at Fair Value			
Description	**Level 1**	**Level 2**	**Level 3**	**December 31, 2016**
Mutual Funds	$ 4,509,669	-	-	$ 4,509,669
Total	$ 4,509,669	-	-	$ 4,509,669

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date that the financial statements were issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

Grant Thornton

Grant Thornton LLP
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T 212.599.0100
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by EquiLend LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 24, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*******164*********************************ALL FOR AADC 100
53738 FINRA DEC
EQUILEND LLC
EQUILEND
ATTN: NICOLE GIFFUNI 225 LIBERTY ST 10TH FL STE 1020
NEW YORK NY 10004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicole Giffuni (212) 901-2278

2. A. General Assessment (item 2e from page 2) $ 67,275

B. Less payment made with SIPC-6 filed (exclude interest) (33,595)
7/29/2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 33,680

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 33,680

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☒
Total (must be same as F above) $ 33,680

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EquiLend LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 17.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 27,121,550
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): investment income from cash investments (Deductions in excess of $100,000 require documentation)	211,431
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 26,910,119
2e. General Assessment @ .0025	$ 67,275 (to page 1, line 2.A.)

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EquiLend LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 24, 2017

EQUILEND BONDLEND

DATALEND

The Exemption Report

We as members of management ofEquiLend LLC (the Company), are responsible for complying with 17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240. 15c3-3: (k)(2)(i) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identifed the following provisions of 17 C.F.R. §240. 15c3-3: (k) under which the Company claimed and exemption from 17 C.F.R. §240. 15c3-3: (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

Signature line

Paul Nigrelli

Paul Nigrelli, CFO

2/16/17

Date